Filed pursuant to 424(b)(3)
Registration No. 333-139504

SUPPLEMENT NO. 22

DATED APRIL 4, 2008

TO THE PROSPECTUS DATED AUGUST 1, 2007

OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 22 supplements our prospectus dated August 1, 2007, as previously supplemented by Supplement No. 17 dated January 22, 2008, Supplement No. 18 dated February 7, 2008, Supplement No. 19 dated February 12, 2008, Supplement No. 20 dated March 3, 2008 and Supplement No. 21 dated March 14, 2008.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections entitled “Prospectus Summary,” “Business and Policies,” “Description of Real Estate Assets” and “Plan of Distribution” as described below.  You should read this Supplement No. 22 together with our prospectus dated August 1, 2007 and the foregoing supplements thereto.  Unless otherwise defined in this Supplement No. 22, capitalized terms used in this Supplement No. 22 have the same meanings as set forth in the prospectus and each of the foregoing supplements thereto.

Prospectus Summary

This subsection supplements the discussion contained in the prospectus under the heading “Prospectus Summary – Status of the Offering,” which was inserted directly below the heading “Prospectus Summary – Terms of the Offering,” beginning on page 11 of the prospectus.

Status of the Offering

During the month ended March 31, 2008, we sold approximately 18.3 million shares in our “best efforts” offering, generating approximately $183.2 million in gross offering proceeds.

Business and Policies

Our Assets

Our Joint Ventures

This subsection supplements the discussion contained in the prospectus under the heading “Business and Policies – Our Assets – Our Joint Ventures,” which begins on page 132 of the prospectus.

PDG/Inland Concord Venture, L.L.C.  On March 10, 2008, we, through a wholly owned subsidiary, entered into a joint venture with GKK-Concord, Ltd. (“Paradise”), an unaffiliated third party and an affiliate of Paradise Development Group, Inc. (“PDGI”).  The purpose of the joint venture is to acquire four parcels of land known as Christenbury Corners, located in Concord, North Carolina, and to develop a 404,593 square foot retail center on that land.  The venture has a term of five years, but may be extended until the project has been completed and tenants are paying full rent.  The venture will be terminated earlier, and our preferred return paid and our capital contribution repaid, in the event that the venture is unable to secure certain anticipated leases for the completed retail center.

The total cost of acquiring and developing the land is expected to be approximately $78 million. On March 10, 2008, we contributed $11 million to the venture and Paradise contributed approximately $1,000.  In addition, PDGI assigned to the venture its rights to the purchase contract for the property.  Another portion of the project costs will be funded through two loans of approximately $56.3 million and $2.5 million, with first and second priority mortgages on the property, respectively, between the venture and Wachovia Bank, National Association and Regions Bank as lenders. The $56.3 million loan bears interest at a rate equal to an adjusted LIBOR rate plus 2.0% per annum, and the $2.5 million loan bears interest at a rate equal to an adjusted LIBOR rate plus 4.75% per annum. Each loan matures on March 10, 2011; provided, that if the venture fails to satisfy certain leasing requirements related to the property, the loans will mature on March 10, 2009.   In the event that the actual project costs exceed the amount budgeted for development, any additional capital will be contributed by Paradise.

We will receive a preferred return, paid on a quarterly basis, in an amount equal to 11% per annum on our capital contribution through the first twenty-four months after the date of our initial investment; if we maintain our investment in the project for more than twenty-four months, we will receive a preferred return in an amount equal to 12% per annum over the remainder of the term. Our capital contribution will be repaid to us at the end of the fifth year after our initial investment (which repayment date may be extended if the term of the venture is extended as discussed above).  The preferred return will be paid by, and the repayment of our capital contribution will be guaranteed by, PDGI and two of its principals.

Paradise will manage the business of the venture.  However, certain “key decisions,” including without limitation disposing of or financing the project, approving or amending any operating or development budget or admitting a new member of the venture, will require the joint consent of our subsidiary and Paradise.  As compensation for performing specific management services, Paradise will be entitled to receive certain fees, including without limitation a construction management fee equal to 1% of the total budgeted construction costs (approximately $33 million) and a development fee equal to 4% of the hard construction costs (approximately $17.3 million) as well as a property management fee equal to 4% of the gross rental income.

Net Lease Strategic Assets Fund L.P. On March 25, 2008, we contributed approximately $72.5 million to the venture and our venture partner, The Lexington Master Limited Partnership (“LMLP”), made an additional equity investment of approximately $12.9 million. The venture used our contribution to purchase eleven additional Initial Properties from Lexington Realty Trust and its subsidiaries for an aggregate purchase price of approximately $270.2 million, including the assumption of approximately $131.6 million of non-recourse first mortgage financing secured by certain of the assets and a preferred equity investment by LMLP of approximately $53.8 million. These eleven properties contain, in the aggregate, approximately two million net rentable square feet and are located in six states. The venture is scheduled to purchase the remaining two Initial Properties by June 30, 2008.

Legal Proceedings

This subsection supplements the discussion contained in the prospectus under the heading “Business and Policies – Legal Proceedings,” which was inserted at the end of the “Business and Policies” section on page 150 of our prospectus.

Contemporaneous with our merger with Winston Hotels, Inc., our wholly owned subsidiary, Inland American Winston Hotels, Inc., referred to herein as “Inland American Winston,” WINN Limited Partnership, or “WINN,” and Crockett Capital Corporation, or “Crockett,” memorialized in a development memorandum their intentions to subsequently negotiate and enter into a series of contracts to develop certain hotel properties, including without limitation a Westin Hotel in Durham, North Carolina, a Hampton Inn & Suites/Aloft Hotel in Raleigh, North Carolina, an Aloft Hotel in Chapel Hill, North Carolina and an Aloft Hotel in Cary, North Carolina (collectively referred to herein as the “development hotels”).

On March 6, 2008, Crockett filed an amended complaint in the General Court of Justice of the State of North Carolina against Inland American Winston and WINN.  The complaint alleges that the development memorandum reflecting the parties’ intentions regarding the development hotels was instead an agreement that legally bound the parties.  The complaint further claims that Inland American Winston and WINN breached the terms of the alleged agreement by failing to take certain actions to develop the Cary, North Carolina hotel and by refusing to convey their rights in the three other development hotels to Crockett.  The complaint seeks, among other things, monetary damages in an amount not less than $4.8 million with respect to the Cary, North Carolina property.  With respect to the remaining three development hotels, the complaint seeks specific performance in the form of an order directing Inland American Winston and WINN to transfer their rights in the hotels to Crockett or, alternatively, monetary damages in an amount not less than $20.1 million.

Inland American Winston and WINN deny these claims and, on March 26, 2008, filed a motion to dismiss the amended complaint.  Inland American Winston and WINN contend that the development memorandum was not a binding agreement but rather merely an agreement to negotiate and potentially enter into additional contracts relating to the development hotels, and therefore is unenforceable as a matter of law.  Inland American Winston and WINN have requested that the General Court of Justice of the State of North Carolina dismiss the amended complaint in its entirety, with prejudice.

In a separate matter, on February 20, 2008, Crockett filed a demand for arbitration with the American Arbitration Association against Inland American Winston and WINN with respect to three construction management services agreements entered into by the parties in August 2007. The demand claims that Inland American Winston and WINN have failed to pay Crockett certain fees in exchange for Crockett providing construction management services for our hotel properties located in Chapel Hill, North Carolina, Jacksonville, Florida and Roanoke, Virginia. Pursuant to this arbitration demand, Crockett is seeking damages in an aggregate amount not less than $281,400.  On March 17, 2008, Inland American Winston and WINN filed an answer to this demand stating that they had paid Crockett the amounts due under the agreements and that all other damages sought by Crockett are penalty payments unenforceable against them.

Description of Real Estate Assets

Significant Acquisitions

The following subsection supplements the discussion contained in the prospectus under the heading “Description of Real Estate Assets – Significant Acquisitions,” which begins on page 159 of the prospectus.

SunTrust Bank Portfolio II (Sale-Leaseback).  On March 28, 2008, we, through certain wholly owned subsidiaries formed for this purpose (referred to herein as our “SunTrust II acquisition subsidiaries”), completed the purchase of a portfolio of 215 properties, including 211 single tenant retail banking facilities and four office buildings, collectively known as the SunTrust Bank Portfolio II.  The properties in SunTrust Bank Portfolio II contain approximately 1.1 million aggregate gross leasable square feet and are located in seven states and the District of Columbia.  The SunTrust II acquisition subsidiaries purchased seventy-two of the properties on December 20, 2007 for approximately $131 million in cash and equivalents and purchased the remaining 143 properties on March 28, 2008 for approximately $230 million in cash and equivalents.  Following the two closings, the SunTrust II acquisition subsidiaries entered into loan agreements to borrow approximately $215.9 million secured by first priority mortgages on all of the acquired properties, as described in more detail in “ — Financing Transactions” below.

All of the purchased properties are single tenant facilities with SunTrust Bank as the tenant.  SunTrust Bank has agreed to lease each property for a term of ten years, commencing in December 2007 or March 2008, depending on the date of purchase.  SunTrust may renew each of these leases for an additional term of ten years, and then for six additional five-year terms.  Each of the leases requires SunTrust Bank to pay all taxes, insurance and maintenance expenses associated with each property.  A breakdown of the properties in this portfolio by location follows:

	Number of	Gross Leasable	Approximate Allocated	Annual Base
Location	Properties	Square Feet	Purchase Price ($)	Rental Income ($)(1)(2)

Florida	82	425,637	158,232,735	11,394,180
Georgia	36	310,620	71,981,950	5,044,099
Maryland	7	26,643	19,401,355	1,397,072
North Carolina	37	142,146	47,037,572	3,387,128
South Carolina	5	18,853	2,175,853	462,881
Tennessee	19	79,551	20,306,836	1,462,275
Virginia	28	115,525	34,705,110	2,499,080
Washington D.C.	1	2,595	2,882,973	207,600
Total	215	1,121,570	356,724,383	25,854,315

(1)  The terms of these leases represent the terms of the leases that we entered into when we purchased these properties.

(2)  The base rent per annum for each property is scheduled to increase 1.50% each year.

Financing Transactions

The following subsection supplements the discussion contained in the prospectus under the heading “Description of Real Estate Assets – Financing Transactions,” which begins on page 169 of the prospectus.

The following table summarizes, as of the date of this prospectus supplement, the material terms of any outstanding loans that we or our subsidiaries have obtained, or assumed at closing, that are secured by first priority mortgages on our properties.

Property	Date of Financing	Approximate Amount of Loan ($)	Interest Per Annum	Maturity Date
SunTrust Bank Portfolio II (1)	03/28/2008	34,311,000	5.65%(2)	04/01/2013
SunTrust Bank Portfolio II (1)	03/28/2008	34,500,000	5.75%	03/28/2013
SunTrust Bank Portfolio II (1)	03/28/2008	33,062,000	4.87%(3)(4)	03/31/2013
SunTrust Bank Portfolio II (1)	03/28/2008	35,450,000	3.90%(5)(6)	03/31/2010
Atlas Cold Storage Portfolio (7 Properties)	03/18/2008	50,000,000	5.06%(7)	03/31/2013
The Landings at Clear Lakes Apartments	03/14/2008	18,590,000	4.72%	04/01/2013

(1) These loans are secured by certain of the properties that were purchased as part of the SunTrust Bank Portfolio II on March 28, 2008.

(2) In the event that the lender has exhausted its remedies against the collateral securing the loan, we will be liable for up to 100% of the amount of the loan, or approximately $34.3 million; provided, however, that this guaranty will take effect only if the tenant’s credit rating is downgraded lower than BBB+.  SunTrust Bank’s current credit ranking is investment grade.

(3) In the event that the lender has exhausted its remedies against the collateral securing the loan, we will be liable for up to 100% of the amount of the loan, or approximately $33.1 million.

(4) On March 28, 2008, we entered into an interest rate swap agreement in connection with this loan.  Pursuant to the terms of the promissory note in favor of the lender, the loan bears interest at a per annum rate equal to LIBOR plus 155 basis points.  As a result of a swap agreement, we will pay interest at a fixed rate of 4.87% per annum.

(5) In the event that the lender has exhausted its remedies against the collateral securing the loan, we will be liable for up to 35% of the amount of the loan.  In the event that six or more of the banking facilities close, the amount of our guaranty will increase to cover that amount of the loan(s) allocated to the closed facilities.  Further, our guaranty will spring into a full guaranty, equal to 100% of the amount of the loan, or approximately $35.5 million, if the tenant’s credit rating is downgraded lower than BBB+.

(6) On March 28, 2008, we entered into an interest rate swap agreement in connection with this loan.  Pursuant to the terms of the promissory note in favor of the lender, the loan interest at a per annum rate equal to LIBOR plus 150 basis points.  As a result of a swap agreement, we will pay interest at a fixed rate of 3.90% per annum.

(7) On March 28, 2008, we entered into an interest rate swap agreement in connection with this loan.  Pursuant to the terms of the promissory note in favor of the lender, the loan bears interest at a per annum rate equal to LIBOR plus 225 basis points.  As a result of a swap agreement, we will pay interest at a fixed rate of 5.06% per annum.

Plan of Distribution

The following information is inserted at the end of the “Plan of Distribution” section on page 251 of our prospectus.

The following table provides information regarding shares sold in both our initial offering and our current follow-on offering as of April 3, 2008.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the initial offering:	469,598,762	4,695,987,620	493,078,705	4,202,908,915

Shares sold in the follow-on offering:	116,942,161	1,169,421,610	122,789,269	1,046,632,341

Shares sold pursuant to our distribution reinvestment plan in the initial offering:	9,720,991	92,349,415	-	92,349,415

Shares sold pursuant to our distribution reinvestment plan in the follow-on offering:	11,766,708	111,783,726	-	111,783,726

Shares repurchased pursuant to our share repurchase program:	(2,346,976)	(21,731,117)	-	(21,731,117)

	605,701,646	6,048,011,254	615,867,974	5,432,143,800

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of these offerings and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.